NEWS RELEASE
TSX Venture Exchange Symbol: SNV	March 28th, 2006

SONIC CLOSES $2.5 MILLION PRIVATE PLACEMENT

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV – TSX Venture Exchange) today announced that the Company has closed the private placement first announced on March 3, 2006. Under the terms of the private placement, the Company issued 2,797,223 units to subscribers at a price of $0.90 per unit with each unit consisting of one common share and one-half of one common share purchase warrant, for gross proceeds of $2,517,500. Each full warrant is exercisable for a period of two years at a price of $1.20 per common share purchase warrant. All common shares and warrants issued pursuant to this private placement will be subject to a four month hold period from the date of issuance.

As part of the private placement the Company paid a finder’s fee equal to 5% of the gross proceeds of the subscription amounts of all placees introduced to the Company by the finder, which amounted to $113,850.

About Sonic

Sonic develops advanced processes using sonic energy for environmental, resource recovery, and other processes. The Company has successfully developed a process for use in the destruction of Persistent Organic Pollutants (POP) at contaminated sites which is now deployed in the Company’s environmental site remediation operations.

Several major EPA projects have been completed using the Company’s Terra-Kleen solvent extraction technology and the Company has also conducted projects in Canada using its Sonoprocess™ destruction technology. Sonic’s total treatment solutions are offered internationally through licencing and joint venture partnerships with major global environmental remediation leaders as an economically and environmentally sustainable solution.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results.

For media inquiries, please contact:
Laura Byspalko
Public Relations Manager
(t) 604 736 2552
(f) 604 736 2558
(e) lbyspalko@sesi.ca
www.SonicEnvironmental.com